                                                                       EXHIBIT 7
                                LEHMAN BROTHERS

August 4, 1999

Board of Directors
EKCO Group, Inc.
98 Spit Road, Suite 102
Nashua, New Hampshire 03062

Members of the Board:

    We understand that EKCO Group, Inc. ("EKCO or the "Company), CCPC Acquisition Corp. ("CCPC") and Eg Two Acquisition Co. ("Newco"), a newly formed subsidiary of CCPC, are proposing to enter into an Agreement and Plan of Merger, dated August 4, 1999, (the "Agreement"), pursuant to which Newco (or its permitted designee) will commence a tender offer to purchase all the outstanding shares of EKCO for $7.00 in cash per share and upon consummation of such tender offer, Newco will be merged with and into EKCO and all the remaining shares outstanding of EKCO will be converted into the right to receive $7.00 per share in cash (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended January 3, 1999 and Quarterly Report on Form 10-Q for the quarter ended April 4, 1999 and its July 26, 1999 press release regarding its financial results for the second quarter of 1999, (3) financial and operating information with respect to the business, operations and prospects of EKCO furnished to us by EKCO, (4) a trading history of the Company's common stock from July 30, 1997 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of EKCO with those of other companies that we deemed relevant, (6) the results of our efforts to solicit indications of interest from third parties with respect to a puchase of all or a portion of the Company's business and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of EKCO, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of EKCO and we have relied upon such projections in performing our analysis. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we may trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                    Very truly yours,

                                    /s/ Mark W. Filipski

                                    LEHMAN BROTHERS